


RECEIVED
FEB 2007
186
SEC MAIL PROCESSING SECTION
WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Rd., Suite 100
(No. and Street)

San Diego, (City) CA (State) 92123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley (858) 614-7271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500 (Address) San Diego (City) CA (State) 92101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________________ Signature of Document Signer No. 1 ______________________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 9 (Date) day of February (Month), 2007 (Year), by

(1) Ralph W. Tilley (Name of Signer),

☑ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

~~(2)~~ ______________________________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

S J Kay

Signature of Notary Public



S. J. KAY
Commission # 1516011
Notary Public - California
San Diego County
My Comm. Expires Sep 27, 2008

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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SEC MAIL PROCESSING
RECEIVED
FEB 2 9 2007
WASH., D.C.
186
SECTION

CONAM SECURITIES, INC.

(SEC Identification No. 8-28758)
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Financial Statements and Schedules

December 31, 2006

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)



KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Board of Directors
ConAm Securities, Inc.:

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the Company), a wholly owned subsidiary of Continental American Properties, Ltd., as of December 31, 2006, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ConAm Securities, Inc. as of December 31, 2006, and the results of its operations, shareholder's equity, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
February 8, 2007

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Financial Condition

December 31, 2006

Assets		
Cash, including $11,542 in interest-bearing amounts	$	35,663
Prepaid expenses		2,912
	$	38,575
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$	20,065
Due to parent company		488
Total liabilities		20,553
Shareholder's equity (note 2):		
Common stock, no par value, $100 stated value. Authorized 1,000 shares; issued and outstanding 75 shares		7,500
Additional paid-in capital		7,500
Retained earnings		3,022
Total shareholder's equity		18,022
	$	38,575

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Operations

Year ended December 31, 2006

Revenue:		
Administrative fees (note 4)	$	45,000
Interest income		175
		45,175
Expenses:		
Professional fees		34,321
Licenses and fees		2,188
General and administrative (note 4)		1,949
Insurance		438
Miscellaneous		142
		39,038
Net income before taxes		6,137
Income taxes		2,110
Net income	$	4,027

See accompanying notes to financial statements.

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Shareholder's Equity

Year ended December 31, 2006

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total shareholder's equity
Balance at December 31, 2005	$	7,500	7,500	(1,005)	13,995
Net income		—	—	4,027	4,027
Balance at December 31, 2006	$	7,500	7,500	3,022	18,022

See accompanying notes to financial statements.

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	4,027
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		(428)
Increase in accrued expenses and due to parent company		5,414
Net cash provided by operating activities and net increase in cash		9,013
Cash at beginning of year		26,650
Cash at end of year	$	35,663
Supplemental disclosure of cash flow data:		
Cash paid for income taxes	$	2,160

See accompanying notes to financial statements.

(1) General Information and Accounting Policies and Practices

(a) General

ConAm Securities, Inc. (the Company) has been approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer for direct participation programs. The Company does not directly solicit or execute securities transactions, or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company's operations are primarily funded by administrative fees received from its parent company, Continental American Properties, Ltd.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles. The Company recognizes administrative fees as revenue as the related services are rendered.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the Rule, equal to the greater of $5,000 or 6⅔% of "total aggregate indebtedness," as defined. As of December 31, 2006, the Company had "net capital" of $15,110 for regulatory purposes, which exceeded the amount required.

(3) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company incurred state current income tax expense of $2,110 and no federal current income tax expense during the year ended December 31, 2006.

(Continued)

The Company incurred net operating losses in prior years and elected to forego the carryback of such losses and carry them forward to future years. At December 31, 2006, the Company has available tax net operating loss carryforwards of approximately $16,815, which will expire in various years through 2024. The Company's deferred tax assets resulted from tax net operating loss carryforward of $2,522, accrual to cash adjustments of $3,872, and federal deduction of current year state tax of $323. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of future realizability, management has fully offset the net deferred tax asset with a valuation allowance.

(4) Related-Party Transactions

During the year ended December 31, 2006, the Company earned $45,000 in administration fees from Continental American Properties, Ltd. and recorded $1,200 of general and administrative expenses incurred by Continental American Properties, Ltd. on behalf of the Company.

(5) Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2006.

Schedule 1

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital	$	18,022
Add liabilities subordinated to claims of general creditors allowable in computation of net capital or loss and deferred tax provisions		—
Total net capital and allowable subordinated liabilities		18,022
Deduct:		
Nonallowable assets		(2,912)
Other deductions		—
Haircuts computed pursuant to Rule 15c3-1		—
Net capital	$	15,110
Total aggregate indebtedness	$	20,603
Percentage of aggregate indebtedness to net capital		136.02%
Percentage of debt to equity computed in accordance with Rule 15c3-1(d)		—
Net capital		15,110
Minimum capital required to be maintained ($5,000 under Reg. 15c3-1(a)(2))		5,000
Net capital in excess of requirements	$	10,110

Note: No material differences exist between the dollar amounts reflected in this schedule and those reported on Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

Schedule 2

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2006

The Company does not carry customer accounts; therefore, it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

Schedule 3

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

	Market value	**No. of items**
Customers' fully paid securities and excess-margin securities not in the Company's possession or control as of December 31, 2006 (for which instructions to reduce to possession or control had been issued as of December 31, 2006) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.



KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
ConAm Securities, Inc.:

In planning and performing our audit of the financial statements of ConAm Securities, Inc. (the Company) as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Diego, California
February 8, 2007

END